FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 under

the Securities Exchange Act of 1934

For the period ended August 31, 2005

ICON plc

(Registrant’s name)

0-29714

(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes X	No

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Other Events.

The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.

(c)	The following Exhibits are filed as part of this report:
EXHIBIT NO.	DESCRIPTION

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

September 27, 2005	/s/ Sean Leech
Date	Sean Leech
Chief Financial Officer